

April 16, 2013

<u>Via E-mail</u>
Walter J. Scheller III
Chief Executive Officer
Walter Energy, Inc.
3000 Riverchase Galleria
Suite 1700
Birmingham, AL 35244

> **Re: Walter Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-13711**

Dear Mr. Scheller:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/Tia L. Jenkins

                           Tia L. Jenkins
                           Senior Assistant Chief Accountant
                           Office of Beverages, Apparel, and
                           Mining